Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Thursday, May 23, 2013 at The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

1.	Fix Number of Directors

The ordinary resolution fixing the number of directors at seven was approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

Votes For	% For	Votes Against	% Against
68,349,844	99.18	567,690	0.82

2.	Election of Directors

The seven nominees set for in the Company’s management information circular dated April 1, 2013 were elected as directors of the Company by a ballot vote as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Keith Neumeyer	49,501,321	99.66	169,224	0.34
Ramon Davila	48,611,051	97.87	1,059,494	2.13
Douglas Penrose	49,477,070	99.61	193,474	0.39
Robert McCallum	49,436,307	99.53	234,237	0.47
Tony Pezzotti	48,878,917	98.41	791,627	1.59
David Shaw	48,315,449	97.27	1,355,095	2.73
Robert Young	49,167,047	98.99	503,497	1.01

3.	Appointment of Auditors

Deloitte LLP was re-appointed as auditors of the Company by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

	Votes For	% For	Votes Against/	% Against/
			Withheld	Withheld

Appoint Auditors	68,599,328	99.45	380,913	0.55
Auditor’s Remuneration	68,336,340	99.07	643,900	0.93

4.	Ratification and Approval of the Advance Notice Policy

Votes For	% For	Votes Against	% Against
48,195,101	99.34	322,035	0.66

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

Dated at Vancouver, British Columbia, this 24th day of May, 2013.

FIRST MAJESTIC SILVER CORP.

“signed”

Connie Lillico
Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com